UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Uncle Billy's Taproom, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    March 9, 2017

Physical address of issuer
1305 W. Oltorf St., #300, Austin, TX 78704

Website of issuer
www.unclebillys.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 5.0% (five percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a Promissory Note (Revenue Sharing Interest) in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Promissory Notes issued in the Offering.

Type of security offered
Promissory Notes (Revenue Sharing Interests)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☐ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☐ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
July 25, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
Uncle Billy's Taproom, LLC has 43 total employees. 5 full time and 38 part time.

	Most recent fiscal year-end (3/9/17, date of organization, to 12/31/17)	Prior fiscal year-end (Not-Applicable)
Total Assets	$2,449,558	$0.00
Cash & Cash Equivalents	$1,367	$0.00
Accounts Receivable	$8,932	$0.00
Short-term Debt	$248,469	$0.00
Long-term Debt	$1,406,805	$0.00
Revenues/Sales	$1,033,094	$0.00
Cost of Goods Sold	$266,262	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$205,715	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 23, 2018

FORM C

Up to $1,070,000.00

Uncle Billy's Taproom, LLC



EXPLANATORY NOTE

Uncle Billy's Taproom, LLC (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on April 23, 2018 (the "Form C"). This Amendment is filed to disclose that the Offering deadline has been extended from June 25, 2018 to July 25, 2018. Additionally, the financials discussed in the Company Summary (attached hereto as Exhibit B) have been updated through April 30, 2018.

Promissory Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Uncle Billy's Taproom, LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Unsecured Promissory Notes offered by the Company (the "Notes" or "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers" The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per

Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive (a) a cash commission of five percent (5%) of the aggregate dollar amount of all Notes issued in the Offering and (b) 2% in Notes of the aggregate principal amount of the Notes sold in the Offering, as compensation related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.unclebillys.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 23, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.unclebillys.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are

permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Eligibility
The Company certifies that it is:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Exhibits

This Form C is supplemented by the Company's financial statements attached as <u>Exhibit A</u>, the

Company Summary attached as <u>Exhibit B</u>, the Subscription Agreement attached as <u>Exhibit C</u>, the form of Revenue Loan Agreement (Promissory Note) attached as <u>Exhibit D</u>, and the Video Transcription attached as <u>Exhibit E</u>.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Uncle Billy's Taproom, LLC (the "Company") is a Texas Limited Liability Company formed on March 9, 2017. The Company is currently also conducting business under the name of Uncle Billy's Brewery & Smokehouse.

The Company is located at 1305 W. Oltorf St., #300, Austin, TX 78704.

The Company's website is www.unclebillys.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Uncle Billy's is a 12-year old brewery and smokehouse located in Austin, Texas, with a strong local brand. In March 2017, the Company's parent-company purchased the Uncle Billy's brand and the brewery and smokehouse from its previous local ownership. The Company was created to operate the brewery and smokehouse. In addition to selling slow smoked Texas BBQ, a full-service menu, and beer that we produce on premise, we are now producing hand crafted spirits and craft cocktails which we sell on premise, to-go, and will soon be distributing to the greater public. We will also plan to distribute our homemade BBQ sauces, rubs, beef jerky, and root beer to restaurants, bars and retailers in the very near future.

The Offering

Minimum amount of Revenue Sharing Promissory Notes being offered	50,000
Total Revenue Sharing Promissory Notes outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Revenue Sharing Promissory Note being offered	1,070,000
Total Revenue Sharing Promissory Notes outstanding after Offering (if maximum amount reached)*	1,070,000
Purchase price per Security	$1.00

Minimum investment amount per investor	$100.00
Offering deadline	July 25, 2018
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

*The quantity of Revenue Sharing Promissory Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Revenue Sharing Promissory Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular basic ingredients.

11

We plan to offer new products within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new products, we may invest significant time and resources. Initial timetables for the introduction and development of new products may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials and food ingredients. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

The process of brewing beer utilizes a large amount of water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our hops from Europe. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source hops in the future.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our spirits business uses oak barrels to age certain spirits we produce.
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We are subject to governmental regulations affecting our breweries, distilleries and tasting rooms.
Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our breweries/distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be

revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.
We will rely on third parties, called co-packers in our industry, to produce our food products for off-premise sale. Our dependence on co-packers will put us at substantial risk for this new line of business. If we cannot secure this relationship, we may be unable to begin this new line of business.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;

- changes in consumer preferences among bbq, beer and spirits;

- changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

- changes in awareness of the social effects of farming and food production;

- changes in consumer perception about trendy snack products;

- changes in consumer perception regarding the healthfulness of our products;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding bbq, beer and spirits or similar products;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our products;

- the price of our products relative to other competing products;

- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets; and

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The hops and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such

ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

There are general economic risks associated with the restaurant and bar/tavern industry.

Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

The sale of alcoholic beverages at our restaurant subjects us to additional regulations and potential liability.

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing

movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

In Texas we are subject to "dram shop" statutes.
Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. In Texas, dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- food safety concerns, including food tampering or contamination;

- food-borne illness incidents;

- the safety of the food commodities we use, particularly beef;

- guest injury;

- security breaches of confidential guest or employee information;

- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

- government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not

be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results-most significantly, beef and hops.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef and hops. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.

Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.

Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

We rely on licensees for the operation of our licensed restaurants, and we have limited control with respect to the operations of our licensed restaurants, which could have a negative impact on our reputation and business.

We rely on our licensees and the manner in which they operate their restaurants to develop and promote our business. Our licensees are required to operate their restaurants according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our restaurants. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws at these restaurants. Failure of these restaurants to operate effectively could have a negative impact on our reputation or our business.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

We serve bbq, beer and spirits. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically nominally lower during the winter months affecting the first and fourth quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our restaurant is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.

Our financial performance dependent on our restaurant located in Austin, Texas. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to the Securities

The Notes will not be freely tradable until one year from the initial purchase date. Although the Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Notes. Because the Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes may also adversely affect the price that you might be able to obtain for the Notes in a private sale. Purchasers should be

aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Securities will be effectively subordinate to any of our debt that is secured.

The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.

We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We are only required to make payments under the Notes to the extent our business generates revenues.

The Notes do not have a maturity date or other date when payment in full of our obligation under the Notes must be made. Instead, we are required to pay a percentage of our revenues on a quarterly basis to all holders of the Notes. The amount of each quarterly payment, if any, will depend on the amount of revenues that we generate in a particular quarter. Your quarterly payments will fluctuate based upon our revenues each quarter and may decline over time if our revenues decline over time.

Your investment is capped at a 1.5X return

Your investment in our company does not provide you with any ability to participate in our revenues or profits after you are repaid an amount equal to 1.5x your investment amount. Upon receiving 1.5x your investment amount, all obligations of our company under the Notes will be satisfied in full.

We may not be able to generate sufficient cash flow to meet our payment obligations on the Securities.

Our ability to generate sufficient cash flow from operations to make scheduled quarterly payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. If

we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to make payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Uncle Billy's is a 12-year old brewery and smokehouse located in Austin, Texas, with a strong local brand. In March 2017, the Company's parent-company purchased the Uncle Billy's brand and the brewery and smokehouse from its previous local ownership. The Company was created to operate the brewery and smokehouse. In addition to selling slow smoked Texas BBQ, a full-service menu, and beer that we produce on premise, we are now producing hand crafted spirits and craft cocktails which we sell on premise, to-go, and will soon be distributing to the greater public. We will also plan to distribute our homemade BBQ sauces, rubs, beef jerky, and root beer to restaurants, bars and retailers in the very near future.

Business Plan

Uncle Billy's is a 12-year old local Austin Iconic brand. Based on the past success over the past five years with the distribution of our beer across the State of Texas through our parent company, Uncle Billy's, LP, we are now positioned to launch a new line of hand crafted spirits, craft cocktails, and several "Uncle Billy's" branded food products for on-premise consumption, "To-Go," and for distribution to bars, restaurants and retailers in Austin, throughout the State of Texas and eventually nationwide. Our Spirits line will include Vodka, Gin, Tequila, Bourbon, Whiskey and Coffee Liqueur.

We have created a series of craft cocktails to be served "on tap" which includes but is not limited to the following: Blues on the Green Mint Julep, Barton Springs Old Fashioned, Leslie's Cucumber Sipper, Night Swim, Lady Bird Lemonade, Billy's Bloody Mary and our Signature Vimosa.

Our food products for distribution will include our homemade BBQ sauces & rubs, beef jerky, Root Beer, and Ginger Beer. The proceeds of the campaign will be used for the equipment, development, production, packaging, distribution and marketing of all of these products along with new releases as the business grows.

History of the Business

Uncle Billy's is a 12-year old brewery and smokehouse located in Austin, Texas, with a strong local brand. In March 2017, the Company's parent-company purchased the Uncle Billy's brand and the brewery and smokehouse from its previous local ownership. Uncle Billy's Taproom LLC was created in June 2017 to operate the brewery and smokehouse.

The Company's Products and/or Services

Product / Service	Description	Current Market
Food, Beer & Spirits	Our food is made from scratch, our beer brewed on premise and spirits hand crafted.	Customers served on premise and for pickup for lunch, happy hour, dinner, and evening

Our handcrafted spirits, craft cocktails, BBQ sauces, rubs, beef jerky and Root Beer will be offered "To Go" to our existing customer base and for distribution. We will sell these new products to other bars, restaurants, and retailers through distributors across the state and eventually nationwide. A portion of the proceeds of the Offering will be used to develop, market, and scale these new products.

We currently offer food, craft beer, hand crafted spirits, and craft cocktails on tap through our retail location, Uncle Billy's Brewery & Smokehouse (also referred to as the "Taproom"), located at 1530 Barton Springs Rd. in Austin, Texas

Competition

The Company's primary competitors are A few local Texas competitors include, Treaty Oak Distilling, Ranger Creek Brewing & Distilling, Black Star Co-Op and North By Northwest.

Uncle Billy's was one of the first brewpubs in Austin, Texas and has established itself as a well-known local brand over the past 12 years. We focus on quality and service at every level and have earned the respect and support of our customers and our community. Our management team, employees, and overall experience helps to insure our brand is considered among its piers as a leader in the industry.

Customer Base
Our customers that frequent Uncle Billy's come from all over Austin. The demographic is families of all ages, young professionals, empty nesters, retirees, locals from the neighborhood, and tourists.

Intellectual Property
The Company relies on recipes developed by its kitchen team and brewery team.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Grant Date	Expiration Date
Brewery	Alcohol and Tobacco Tax and Trade Bureau	Federal Permit	January 4, 2018	N/A
Brewery	Texas Alcoholic Beverage Commission	Brewer's Permit	May 26, 2017	May 25, 2019
Distillery	Texas Alcoholic Beverage Commission	Distiller's Permit	October 18, 2017	October 17, 2019
Restaurant	Department of Health	Food Permit	October 18, 2017	September 27, 2018

We are subject to extensive federal, state and local laws and regulations, those relating to building and zoning requirements and those relating to the preparation and sale of food and alcohol. Such laws and regulations are subject to change from time to time. Typically, licenses, permits, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation
None

Managing Entity

The Company is operated and managed by the following managing entity:

Name	Description	Years in business	Management fee
UBGP, LLC	Texas limited liability company. UBGP, LLC is the sole Manager.	1	$0.00

Robert A. Leggett is the Managing Partner of UBGP, LLC, the sole managing entity of the Company. Mr. Leggett, along with Jeffrey S. Darby, Sunil Mahbubani, Alberto Varon and James O. Houchins, are the members of the Board of Managers of UBGP, LLC

Other

The Company's principal address is 1305 W. Oltorf St., #300, Austin, TX 78704

The Company has the following additional addresses: 1530 Barton Springs Dr., Austin, Texas 78704

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
Campaign marketing expenses or related reimbursement	10.00%	$5,000	0.47%	$5,000
General Marketing	10.00%	$5,000	14.02%	$150,000
Research and Development	0.00%	$0	7.01%	$75,000

Equipment Purchases	0.00%	$0	4.67%	$50,000
Repayment of Debt	0.00%	$0	32.71%	$350,000
General Working Capital	75.00%	$37,500	26.78%	$286,500
Leasehold Improvements	0.00%		9.35%	$100,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds based upon prevailing market conditions and is subject to Board approval.

DIRECTORS, OFFICERS AND EMPLOYEES
Directors or Managers
The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert A. Leggett ("Bob")

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Partner and member of the Board of Managers of UBGP, LLC, the sole manager of the Company, 03/09/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bob is the Managing Partner of the sole manager of the Company. He has more than 40 years of experience in the beer & spirits industry including domestic, imports and craft beer. In 2001, Bob founded Artisanal Imports, which has become one of the largest importers of Belgium beers in the U.S. Bob has been the acting CEO of Artisanal Imports for the past 17 years. In June 2017 Bob became the Managing Partner and owner of Uncle Billy's. As a successful entrepreneur and a beer and spirits industry veteran, Bob is uniquely qualified to lead the continued growth and development of the Company as it pursues additional production and distribution of its products in the market.

Name
Cory Miers

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of Operations, 03/09/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cory is the Director of Operations of the Company. Cory has more than 25 years of experience in upper restaurant management roles including Executive Chef, Opening Unit Director, Area Director, Consultant for multi-unit brand restaurants, as well as brokering for 15 major food manufacturing companies. Cory has been overseeing operations of Uncle Billy's Brewery & Smokehouse since August 2011.

Name
Jeffery S Darby

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member of the Board of Managers of UBGP, LLC, the sole manager of the Company, 03/09/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jeff Darby is the principal of the Darby Law Firm, founded in 2009, and serves as outside corporate counsel to the Company. He serves as a member of the Board of Managers of UBGP, LLC, the sole manager of the Company. He has been providing professional legal services in all areas of the business from inception of the Uncle Billy's brand.

Name
Sunil Mahbubani

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member of the Board of Managers of UBGP, LLC, the sole manager of the Company, 03/09/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Sunil has been a practicing Physician since 2000. He is a Board of Managers of UBGP, LLC, the sole manager of the Company.

Name
Alberto Varon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member of the Board of Managers of UBGP, LLC, the sole manager of the Company, 03/09/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Alberto Varon has been an English Professor at Indiana University since 2013. He is also a Board of Managers of UBGP, LLC, the sole manager of the Company.

Name
James O. Houchins ("Jim")

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member of the Board of Managers of UBGP, LLC, the sole manager of the Company, 03/09/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jim specializes in TABC and TTB licensing and has been directing the Company and/or its affiliates licensing efforts since 2014. He has been practicing law for more than 30 years. Jim is a member of the Board of Managers of UBGP, LLC, the sole manager of the Company.

Name
Kyle Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Controller, 03/09/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kyle has been the Controller for the company and/or its affiliates since 2013. He has more than 10 years of accounting experience in the restaurant, bar, and brewery industry. He has a degree in Finance from McCombs School of Business. Kyle has been responsible for all areas of accounting and finance for the Company since inception and has been involved with Uncle Billy's since 2013.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually

paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
Uncle Billy's Taproom, LLC has 43 total employees ─ 5 full time and 38 part time.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	one (1) unit of LLC membership interest
Voting Rights	Uncle Billy's LP, which owns 100% of Uncle Billy's Taproom, LLC, has complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Revenue Participation Rights issued pursuant to Regulation CF	The Revenue Participation Rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. Accordingly, holders of the membership interests are the only persons entitled to vote or participate in any way in the business and affairs of the Company.
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Jim Waltrip Enterprises, LLC
Amount outstanding	$600,000.00
Interest rate and payment schedule	15%, $7,500 Due Monthly

Amortization schedule	Interest only $7,500/month; principal due in full on the Maturity Date
Describe any collateral or security	All personal property located at 1530 Barton Springs Rd
Maturity date	December 1, 2018
Other material terms	N/A

Type of debt	Notes
Name of creditor	1530 Barton Springs, LP
Amount outstanding	$792,077.00
Interest rate and payment schedule	6%, Interest only due monthly
Amortization schedule	Interest only $3,960.38 due monthly through December 31, 2018; from January 1, 2019, 120 monthly amortized payments of principal and interest.
Describe any collateral or security	All of Debtor's interest in all assets used in the operations of "Uncle Billy's Taproom" located 1530 Barton Springs, Austin, Texas
Maturity date	January 1, 2018
Other material terms	This note is subordinate to the note issued to Jim Waltrip Enterprises, LLC

Type of debt	Short Term Revenue Share
Name of creditor	Rewards Network
Amount outstanding	$121,046
Interest rate and payment schedule	Rewards Network (RN) Purchased $100,000 in UB Taproom future receivables. $150,000 Owed by UB Taproom to RN paid back daily at 8% of gross credit card revenues
Amortization schedule	Payback at 8% of gross daily credit card sales
Describe any collateral or security	RN has right to personal property, only if RN right in receivables is not honored
Maturity date	Payback at 8% until amount outstanding satisfied

Other material terms	N/A

Exempt Offerings

Over the past three years, the Company has not conducted any exempt offerings other than listed and described above.

Valuation

No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is wholly owned by Uncle Billy's, LP, a Texas limited partnership.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Uncle Billy's, LP	100.0%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since completing the sale of the brewpub to Uncle Billy's Taproom, LLC in June 2017, sales have ranged between $88,119 and $244,877 per month. These sales numbers include all food, catering, food truck, beer, non-alcoholic beverages, merchandise, and Mug Club sales at the Uncle Billy's Brewery & Smokehouse location on Barton Springs Road. The spring and summer months typically have the highest sales as more people visit South Austin to enjoy the outdoor events and activities during this time. October typically has the highest sales due to the ACL music festival, which takes place over two weekends in Zilker Park within walking distance to Uncle Billy's. Between June 2017 and March 2018, sales totaled $1,408,496; food and non-alcoholic beverage

sales accounted for about 50% of all sales while alcohol accounted for 48%, and merchandise and Mug Club sales accounted for 2%.

Between June 2017 and March 2018, expenses totaled $1,603,017. Over that period, monthly expenses ranged from $129,246 to $213,271. These expenses include all cost of goods sold, management salaries, employee labor, health insurance, payroll taxes, alcohol taxes, restaurant expenses, utilities and facility expenses, general and administrative, overhead, and all remaining operating expenses of the business. Expenses increase in the busier months due to variable costs such as cost of goods sold, labor, taxes, and utility expenses. Payroll was the largest expense, averaging approximately $54,922 per month or 34% of total expenses, followed by restaurant and facility expenses, which averaged approximately $34,545 per month or 22% of total expenses. Uncle Billy's ramped up labor and supply costs in March 2018 in anticipation of rolling out its distilled spirits and craft cocktail program in April 2018.

During the new company's first ten months of business between June 2017 and March 2018, Uncle Billy's Taproom, LLC generated a net loss of $321,165. The company anticipated it would generate a net loss during the first few quarters as November to February typically represent the slowest time of the year which had a notable impact on net income. In addition, the company did not benefit from any liquor sales during this start-up period due to the change in licensing, which occurred when Uncle Billy's Taproom, LLC purchased the assets of the business in June 2017. The company was issued its new Distiller's permit in February 2018 and began selling spirits and craft cocktails on April 6, 2018. As such, we do not believe historical results and cash flows are representative of future financial performance.

With the additional proceeds from the campaign, the Company will seek to achieve profitability within the next twelve months following the infusion of capital. The benefit to our business is that there is minimal additional capital required to scale our production and distribution business. A majority of the proceeds will be used for marketing and sales effort in the market. The Company has strong distribution relationships and extensive marketing experience.

Liquidity and Capital Resources
The Offering proceeds will help us executes our business growth strategy. We plan to allocate capital to the production, distribution, and marketing of our new products. Further, by leveraging our well-established brand, we will seek to expand sales growth in bars, restaurants, and through various retailers in the market.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the present fiscal year.

Uncle Billy's Taproom, LLC has obtained a loan for working capital of $100,000 along with marketing support services from Rewards Network in February 2018. Consideration for this loan consists of $150,000 of our accounts receivable. The receivables payback schedule of the loan is based on 8% of daily credit card sales in the Taproom and is capped at $150,000.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Revenue Sharing Promissory Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 25, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
The intermediary will receive a Note in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Notes sold and issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents, the Subscription Agreement and the Revenue Loan Agreement in conjunction with the following summary information.

At the initial closing of this offering (if the minimum amount is sold), we will have membership interests outstanding.

Payments under the Notes

The Revenue Loan Agreement establishes the terms and conditions of the Notes. Pursuant to the Revenue Loan Agreement, the Company is offering a revenue participation interest of 10% to investors in the offering. The minimum investment is $100.00. The Notes require quarterly repayment by the company out of gross revenues of the Company. There is no set maturity date. The amount of each quarterly repayment will depend on the revenues of the Company in the applicable quarter. The Company is required to repay the note at a rate of 10% of the total revenue per quarter, payments of which are made quarterly. The Company's obligations with respect to the repayment of the Notes will expire upon the Company's repayment of 1.5x of the amount of the Notes ("Repayment Amount"). The Notes will not accrue interest per se, but rather will require the repayment of the full Repayment Amount. The Notes are pre-payable by the Company at its option, so long as the full Repayment Amount is repaid. The Company may pay off all of the Notes in their entirety at any time by paying the holders any unpaid part of the Repayment Amount of the Note. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the note holders based on the amount of their Notes to the Company. The Notes will not require a prepayment penalty.

Beginning on the Payment Start Date, Company shall make quarterly payments to note holders until the Repayment Amount is paid in full. Quarterly payments are due within thirty (30) days after the end of each quarter.

The Notes will be considered paid in full and this agreement will terminate when the Company has paid the holders the Repayment Amount (1.5x the amount of the loan).

No Security
The Notes are not secured.

Subordination
The Notes are not subordinate to other indebtedness of the Company but would be subordinate to any senior secured debt that the Company incurs in the future.

Events of Default
The Notes contain standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company.

Voting and Control
The Securities do not have any voting rights.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Members (currently, one Member – Uncle Billy's, LP)
Appointment of the Officers of the Company	Sole Manager

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may

legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge, the Company has not conducted the transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

UNCLE BILLY'S TAPROOM, LLC

By: /s/Robert A. Leggett
        (Signature)

Robert A. Leggett
(Name)

Managing Partner of UBGP, LLC, sole manager of Uncle Billy's Taproom, LLC
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert A. Leggett
(Signature)

Robert A. Leggett
(Name)

Member of the Board of Managers of UBGP, LLC
(Title)

04/23/2018
(Date)

/s/Jeffery S Darby
(Signature)

Jeffery S Darby
(Name)

Member of the Board of Managers of UBGP, LLC
(Title)

04/23/2018
(Date)

/s/Jim Houchins
(Signature)

Jim Houchins
(Name)

Member of the Board of Managers of UBGP, LLC
(Title)

04/23/2018
(Date)

/s/Kyle Smith
(Signature)

Kyle Smith
(Name)

Controller
(Title)

04/23/2018
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Form of Revenue Loan Agreement (Promissory Note)
Exhibit E   Video Transcript

EXHIBIT A
Financial Statements

UNCLE BILLY'S TAPROOM, LLC

Unaudited Financial Statements For The Year Ended December 31, 2017

April 20, 2018



Independent Accountant's Review Report

To Management
Uncle Billy's Taproom, LLC
Austin, TX

We have reviewed the accompanying balance sheet of Uncle Billy's Taproom, LLC as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 20, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

UNCLE BILLY'S TAPROOM, LLC
BALANCE SHEET
DECEMBER 31, 2017

_____

ASSETS

CURRENT ASSETS

Cash	$	1,367
Accounts Receivable		8,932
Inventory		34,346
Prepaid Expenses		36,002
TOTAL CURRENT ASSETS		80,647

NON-CURRENT ASSETS

Fixed Assets, Net	425,409
Goodwill	1,900,411
Other Assets	43,091
TOTAL NON-CURRENT ASSETS	2,368,911
TOTAL ASSETS	2,449,558

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	70,531
Sales Tax Payable	7,081
Accrued Expenses	170,857
TOTAL CURRENT LIABILITIES	248,469

NON-CURRENT LIABILITIES

Notes Payable	1,406,805
TOTAL LIABILITIES	1,655,274

MEMBERS' EQUITY

Contributed Capital	1,000,000
Retained Earnings (Deficit)	(205,715)
TOTAL MEMBERS' EQUITY	794,285
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,449,558

Unaudited- See accompanying notes.

UNCLE BILLY'S TAPROOM, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017
_____

Operating Income		
Sales	$	1,033,094
Cost of Goods Sold		266,262
Gross Profit		766,832
Operating Expense		
Labor		398,944
Restaurant Operations		120,944
Depreciation		57,988
General and Administrative		379,796
		957,672
Net Income from Operations		(190,840)
Other Income (Expense)		
Other Expense		353
Interest Expense		(3,923)
Organization Costs		(11,305)
Net Income	$	(205,715)

UNCLE BILLY'S TAPROOM, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(205,715)
Change in Accounts Receivable		(8,932)
Change in Inventory		(34,346)
Change in Prepaid Expenses		(36,002)
Change in Other Assets		(43,091)
Change in Accounts Payable		70,531
Change in Sales Tax Payable		7,081
Change in Accrued Expenses		170,857
Depreciation		57,988
Net Cash Flows From Operating Activities		(21,629)

Cash Flows From Investing Activities

Purchase of Fixed Assets	(483,397)
Change in Goodwill	(1,900,411)
Net Cash Flows From Investing Activities	(2,383,808)

Cash Flows From Financing Activities

Change in Contributed Capital	1,000,000
Change in Notes Payable	1,406,805
Net Cash Flows From Investing Activities	2,406,805

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		1,367
Cash at End of Period	$	1,367

UNCLE BILLY'S TAPROOM, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017
_____

Starting Equity	$	-
Member Contributions		1,000,000
Net Income		(205,715)
Ending Equity	$	794,285

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Uncle Billy's Taproom, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company operates a restaurant and craft brewery.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes fixed assets with an original purchase price of $1,000 or more, and an expected service life of one year or greater. Fixed assets include certain leasehold improvements funded by the Company to adapt its leased premises for its use.

The Company calculates depreciation on a straight-line basis over management's estimate of each asset's expected useful, legal, or contractual life.

Goodwill

In 2017, the Company acquired the assets of an existing business operating in the same location and industry that the Company now occupies. The Company recognized Goodwill in the amount of $1,900,411 related to acquisition. This amount represents the amount paid in the acquisition in excess of the identifiable assets taken by the Company. The Company subjects Goodwill to impairment testing on an annual basis. The Company recognized no loss related to impairment for the year ended December 31, 2017.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies brewery and taproom space under a non-cancellable operating lease. Future minimum payments due under the lease equate to $15,000 per month through the end of the lease term, plus $750 a month in Homeowner's Association dues related to the leased premises that the Company has agreed to share with its landlord.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the members on their individual tax returns. The Company's initial federal tax filing for 2017 will remain subject to review by the IRS for three years from the date filed, or the original due date, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of Texas. The Company's initial Texas Franchise Tax filing will be due in May of 2017 and will be subject to review by that State for four years from the original due date, or the date filed, whichever is later.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- DEBT

In 2017, the Company entered into agreements with two unrelated parties to borrow money for the purpose of funding development and continuing operations ("the Loans"). The Loans accrue interest at the rate of 6% per annum and are secured by the assets of the Company. They Loans require monthly payments of principal and interest beginning in 2019 (interest only for 2018) and mature approximately ten years from the date of origination.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company operates in a highly regulated industry from a single location in a Central Texas. As a result, the Company is subject to risk associated with negative regulatory action, disaster, economic downturn, or other regional governmental or market related events that may negatively impact the Company's business.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 20, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Uncle Billy's Taproom LLC

Market: Restaurant and Beverage

Product: Austin "Brewstillery" and restaurant serving local craft beer, distilled spirits, craft cocktails, and slow-smoked Texas barbeque

Company Highlights

- Celebrating its 12-year anniversary in April 2018
- Received its distiller's permit in February 2018
- After launching its spirits and craft cocktails line in April 2018, the company generated $231,538 in total monthly sales, a 52% increase from March
- Multiple gold and silver medal winner at the Great American Beer Festival[i] and bronze medal winner at the World Beer Cup[ii]

PERKS

*You are investing in a promissory note in this offering. Perks are meant to be a thank you from the company for investing. Alcohol perks are redeemable on site at Uncle Billy's Brewery & Smokehouse in Austin, Texas, or investors can request it to be delivered, in which case they must pay a shipping fee that will be based on their state or country, assuming that it is legal to ship to that destination.

Each investment level is inclusive of all lower dollar amount perks.

$250: One signed and numbered bottle of Uncle Billy's handcrafted Vodka.

$500: A $100 gift card to Uncle Billy's Brewery & Smokehouse.

$1,000: Lifetime membership to the Uncle Billy's Mug Club (see details in product section below).

$5,000: Personal brewery tour and "Special Pairing Dinner" for 10 at Uncle Billy's Brewery & Smokehouse on Barton Springs Road (max tab for food and alcohol: $500).

$10,000: Customized Kegerator with Uncle Billy's tap handle for your home and (1) 1/6 barrel (BBL) of craft beer per month for a year; 1/6 BBL is equivalent to 41 pints (16 ounces) of beer.

$25,000: Brew your own craft beer with Stephen, the head brewer of Uncle Billy's, and name it. It will be served on tap at Uncle Billy's Brewery & Smokehouse, and you can take home the first keg!

$50,000: Reserve the entire Uncle Billy's Brewery & Smokehouse location for a private event (up to 250 people, up to $5,000 max tab on food and alcohol).

COMPANY SUMMARY

Opportunity

Founded in 2006, Uncle Billy's Brewery & Smokehouse is a local restaurant and craft brewery located in the heart of one of Austin's funkiest restaurant rows. Uncle Billy's is named for William "Uncle Billy" Barton, a Texas settler who established a homestead on the west bank of the Colorado River and at the mouth of Spring Creek – the location that is now home to Austin's famous Barton Springs Pool. Uncle Billy's offers a combination of award-winning craft beers, distilled spirits, craft cocktails, and slow-smoked Texas barbeque served in a relaxed setting with a huge outdoor patio and live music.








BREWERY

Uncle Billy's distilled spirits permit was approved in February 2018, and the new distilled spirits and craft cocktail program is now currently being introduced to the public on a limited basis. Uncle Billy's Taproom, LLC is wholly owned by Uncle Billy's, LP, which is responsible for all of the production, distribution, and sales for Uncle Billy's beer brands, which currently include The Green Room IPA, Lazy Day Lager, and Barton Springs Pale Ale. Uncle Billy's, LP recently purchased the Pedernales Brewing Company beer brands, including the popular Robert Earl Keen labels in February 2018. All production for the distribution of Uncle Billy's and Pedernales beer brands is currently being done at the new state-of-the-art Celis Brewery in North Austin, Texas.

The Uncle Billy's Brewery & Smokehouse on Barton Springs Road is located in the heart of South Austin along the riverbed and within walking distance to Zilker Park and Barton Springs Pool. Hundreds of thousands of people frequent South Austin while attending annual events such as the Austin City Limits (ACL) Music Festival, Blues on the Green, Kite Festival, and Trail of Lights.

Product

Uncle Billy's offers a variety of award-winning craft beers, distilled spirits, craft cocktails, and Texas barbeque at its 8,500-square-foot Barton Springs Road location in Austin, Texas. Customers can purchase a single beer or sampler flights if they'd like to taste several styles. The craft beers on tap are regularly updated and rotated. Some notable favorites include the Lazy Day Lager, Green Room IPA, Barton Springs Pale Ale, Brew Oyster Cult, Billy Bock, Berdoll Brown, and Jacobite Scotch Ale. Uncle Billy's also offers a selection of the Pedernales beer brands on tap, including the Pedernales Classic, Lobo, and popular Robert Earl Keen beers. Currently, all of the craft beers – including Uncle Billy's core brands that are being produced and distributed at Celis Brewery – are also brewed at the Uncle Billy's Brewery & Smokehouse location on Barton Springs Road in a 20 BBL system using malt imported from Germany along with many locally sourced ingredients.

Uncle Billy's | BREWERY
AUSTIN, TX

BEERS on TAP

LAZY DAY LAGER | PALE LAGER 5.5% ABV
Lazy Day Lager features Vienna malts and Noble hops for an incredibly dry and drinkable brew. A golden libation that says slow down and savor the moments in every season.

GREEN ROOM IPA | TEXAS IPA 7% ABV / 70 IBU
Inspired by the live music capital of the world, the Green Room is a happy and hoppy beer that strikes all the right chords. This tasty brew tunes up the taste buds with some intense grapefruit flavors. Herbaceous aromas sustain the experience which finishes with bright citrus notes.

BARTON SPRINGS PALE ALE | PALE ALE - 6.6% ABV / 45 IBU
This pale ale is as refreshing as Austin's favorite swimming hole. Bitter undertones combine with citrus and floral aromas while light crystal malts add sweetness and copper color.

OAT OF THIS WORLD | OATMEAL PALE ALE - 6.4% ABV / 50 IBU
The use of oats is a fun way to balance the herbal and piney bitterness in this ale. Oatmeal smooths out the mouthfeel and provides a creamy body, creating an experience unique to this rare style.

ATX BREWPUB COLLABORATION ALE | PALE ALE - 5.3 ABV / 5-0 IBU
Gorgeous copper infused golden color with a huge piney, fruity nose. It starts off with a blast of north woods bitterness from the mosaic hops that are quickly balanced by a fresh baked bread sweetness from crystal malts and has a clean, crisp finish without the resin of a hop bomb.

BREW OYSTER CULT | OYSTER STOUT - 5.5% ABV / 30 IBU
This unique stout is brewed with a blend of Pilsner and Munich malts and very little hops. Then, 200 pounds of oysters in the shell are added to the stout at the end of the boil. The result is a full-bodied stout with chocolaty, roasted, toasty biscuit flavors and a salted chocolate finish.

BERDOLL BROWN ALE | NUT BROWN ALE - 7.1% ABV / 25 IBU
We consider this a farm to beer brown ale since we used a local source for the pecans. A big thanks to Berdoll Pecan Farm in Cedar Creek, TX for providing the candied pecans used in the brewing process. This brown ale will give you notes of caramel, chocolate and a smoked nut flavor.

SCHIZOPETAL | HIBISCUS ALE - 5.1% ABV / 30 IBU
This beautiful, light ale has subtle bitterness from hibiscus flowers and noble hops, balanced by a touch of caramalt. It finishes nice and dry thanks to the addition of local honey supplied by Good Bees Honey in Round Rock, TX.

JACOBITE SCOTCH ALE | SCOTCH ALE - 9.5% ABV / 20 IBU
A full bodied, high octane brew made with lighter crystal malts, a portion of them boiled over open flames creating a caramelization for enhanced color and sweetness. Tickles the nose with sweet cherry

BEER SAMPLER FLIGHTS | 4 FOR $8 | 5 FOR $10 | 6 FOR $12

#UNCLEBILLYS   1530 BARTON SPRINGS RD, AUSTIN TX 78704   UNCLEBILLYS.COM

So...... Where is your Front Porch?
Earl Keen
Front Porch

Uncle Billy's Brewery
The Green Room
IPA
Lazy Day
Lager
Barton Springs
Pale Ale

Uncle Billy's Brewery
Austin, TX
Barton Springs
Pale Ale
Green Room

Schutzenfest
With house made fruit Syrups
Peach, Raspberries, Cherry
$4.00
Flights

Gypsy
Green Room
IPA
Barton Springs Pale Ale
Schutzenfest
With house made fruit Syrups
Peach and Raspberry
$4
Flights
Schizopetal
Honey Hibiscus ale
Drink Local

  

Uncle Billy's offers an expansive menu that includes appetizers, burgers, salads, sandwiches, desserts, and smoked meats like brisket, pulled pork, chopped beef, turkey, chicken, sausage, and ribs. It also offers a special brunch menu served on the weekends featuring breakfast tacos, smoked brisket hash, and a signature pork belly and fried egg sandwich. Uncle Billy's provides full-service corporate and private event catering with a choice of smoked meats, tacos, breakfast tacos, and sides. If a customer would rather the food be cooked to order at the event, the Uncle Billy's food truck is available. Customers can typically find Uncle Billy's "On the Go" rotating at other local breweries and bars around the Austin area.

  

Remainder of page intentionally left blank



SINCE 2006 • AUSTIN TX

Uncle Billy's
BREWERY
AUSTIN, TX

CATERING MENU
DELIVERY and PICKUP

(512) 804-0326

catering@unclebillys.com

Founded in 2006, Uncle Billy's Brewery & Smokehouse offers the perfect combination of award-winning Craft Beers and delicious, slow-smoked Texas Barbeque.

#UNCLEBILLYS • 1530 BARTON SPRINGS RD, AUSTIN, TX 78704 • UNCLEBILLYS.COM

TRAYS, TACOS and SIDES

SMOKED MEATS
YOUR CHOICE OF 2 MEATS AND 2 SIDES
$15.00 per person

TACO TRAY
CHOICE OF SMOKED CHICKEN,
CHOPPED BEEF, OR PULLED PORK
$15.00 per person

BREAKFAST TACOS*
MINIMUM 20 PER ORDER - $3 each
CHEESE & EGG TACO WITH
YOUR CHOICE OF:
PORK BELLY, CHOPPED BRISKET,
GERMAN SAUSAGE, POTATOES
*includes side of fresh fruit

SIDES
ONE QUART SERVES 4-8PPL - $12
CHOOSE FROM:
MACARONI & CHEESE, BBQ-SMOKED BEANS
POTATO SALAD, HOUSE SALAD, COLESLAW

FROM The SMOKEHOUSE

BRISKET - $17.99/lb
PULLED PORK - $14.99/lb
CHOPPED BEEF - $16.99/lb
TURKEY BREAST - $15.99/lb
PORK RIBS - $29.99 full rack
GERMAN SAUSAGE OR JALAPEÑO CHEESE SAUSAGE - each $2.50
Add $2.00 per person for the BBQ fixin's includes - pickles, onions, jalapeños extra sauce and bread.

FRESH Brewed BEERS
FOR PICKUP OR DELIVERY

GROWLERS
HALF GALLON GROWLERS - $18 each
(You get to keep the growler)
Check the website for beers available.
www.UncleBillys.com

KEGS
1/4 BBL- $100 | 1/2 BBL- $150
$100 deposit. This includes set-up.
Beers available:
Barton Springs, Green Room, and Lazy Day.
Ask about our current seasonal.

LET UNCLE BILLY'S BREW UP YOUR NEXT SMOKIN' EVENT

Private space available for day events Monday - Fridays.
Evening and weekend events available upon request.
Breakfast, brunch, and lunch
Create customized menus
Brewery tours and beer tastings available
Perfect for: happy hours, corporate meetings, rehearsal dinners
Total capacity: 200

Off-site, full-service catering with customized menu and craft beer selections

Call or email to reserve your next event!
512-804-0326
catering@unclebillys.com

Cheers!

#UNCLEBILLYS • 1530 BARTON SPRINGS RD, AUSTIN, TX 78704 • UNCLEBILLYS.COM





AUSTIN...BORN, BRED & BREWED!

Uncle Billy's
BREWERY & SMOKEHOUSE

CHOPPED OR SLICED BRISKET SANDWICH
ALL SANDWICHES SERVED ON SWEET BUNS
$7.00

SMOKED TURKEY SANDWICH
$7.00

PULLED PORK SANDWICH
$6.00

KETTLE CHIPS
$2.00

SOFT DRINKS | BOTTLED WATER
$3.00   **$2.00**

PICKLES, ONIONS, AND JALAPEÑOS
AVAILABLE UPON REQUEST

@UNCLEBILLYS   UNCLEBILLYS.COM

Uncle Billy's offers an annual membership called the Mug Club for $80 per year. Joining the Mug Club gives customers perks like a 23-ounce beer for the same price as a pint on every visit, a free Mug Club T-shirt, a first chance to try new beers on tap, discounted pint pricing on select days, 20% off merchandise, and 10% off food all the time.



Uncle Billy's also regularly updates its calendar of events, hosting weekly concerts, Monday "Wings Night", Honky Tonk happy hour, and many more monthly events on a seasonal rotating basis.



Use of Proceeds and Product Roadmap

Uncle Billy's intends to use proceeds from this raise to expand its operations and to develop additional revenue streams. This includes introducing and rolling out the new "Uncle Billy's Spirits," a craft cocktail program, and food products to the market through distribution. If the minimum amount of $50,000 is raised, Uncle Billy's will allocate 75% of the funds to general working capital. If the maximum amount of $1,070,000 is raised, 33% will be allocated to repayment of debt, 27% to general working capital, 14% to general marketing, 9% to leasehold improvements, and 7% to research and development. The company has discretion to alter the use of proceeds mentioned based upon prevailing market conditions and Board approval.



Business Model

Uncle Billy's has already begun to roll out its new "Uncle Billy's Spirits" program to customers at the brewstillery. Initially, vodka and bourbon are being sourced from local craft spirit producers and will be custom blended and bottled on site. Uncle Billy's will also source barrels from other Texas distilleries while still creating, mashing, and fermenting in house to create a uniquely Texas crafted whiskey. The company is in the process of developing its own proprietary gin recipe using local Texas botanicals.

 Uncle Billy's has also recently rolled out its new craft cocktail program, including vodka cocktails on tap such as a signature Bloody Mary, Cucumber Sipper, Spiked Lemonade, and a Black Cherry Bloom. All cocktails will also be packaged and sold by the bottle "to go." Uncle Billy's is also introducing bourbon cocktails, such as its own version of a Manhattan and another signature craft cocktail called the Backwoods Sipper. In addition to these craft cocktails, Uncle Billy's is also producing its own non-alcoholic beverages to be used as mixers or on their own, including root beer, ginger beer, sparkling cider, and flavored sparkling water. All of these products will be both packaged and sold by the bottle or on tap to customers.







Additional plans include expanding food distribution to retail outlets in Austin and across Texas with products like barbeque sauces, rubs, beef jerky, ribs, and sausage. Uncle Billy's is planning on selling these products through several local distributors.





Uncle Billy's currently offers food, craft beer, handcrafted spirits, and craft cocktails on tap. See menu below:

HOUSE VODKA CRAFT COCKTAILS:

All craft cocktails are made in house from scratch.
These delicious drinks pour straight from our taps at the
Main bar only.
All Cocktails are $6.00

BLUES ON THE GREEN MINT JULEP

A take on the classic Julep mixed with Blueberry Mint Syrup. House vodka and lemon juice.
Garnished with a full mint spring.

VIMOSA

Vodka with pineapple, orange juice and coconut syrup.
Served sparkling.
Garnished with Orange wedge & cherry.

LESLIE CUCUMBER SIPPER

Named after the iconic 6th street personality.   Fresh
Cucumber puree and sparkling water.
Garnished with a cucumber wheel.

NIGHT SWIM

Named after the full moon swims at Barton Springs.
Garnished with a grapefruit peel & spritz of rose water
On the glass.

LADY BIRD LEMONADE

Fresh lemon juice and a lavender simple syrup.
Garnished with a lemon wheel & spritz of lavender water on the glass.

BILLY'S BLOODY

Uncle Billy's Vodka mixed with our homemade Bloody Mary
Mix of crushed tomatoes and a signature spice blend.

Coming soon:
Bourbon Whiskey and Cocktails.

Since completing the sale of the brewpub to Uncle Billy's Taproom, LLC in June 2017, sales have ranged between $88,119 and $244,877 per month. These sales numbers include all food, catering, food truck, beer, non-alcoholic beverages, merchandise, and Mug Club sales at the Uncle Billy's Brewery & Smokehouse location on Barton Springs Road. The spring and summer months typically have the highest sales as more people visit South Austin to enjoy the outdoor events and activities during this time. October typically has the highest sales due to the ACL music festival, which takes place over two weekends in Zilker Park within walking distance to Uncle Billy's. Between June 2017 and April 2018, sales totaled $1,640,034; food and non-alcoholic beverage sales accounted for about 50% of all sales while alcohol accounted for 48%, and merchandise and Mug Club sales accounted for 2%. The company was issued its new Distiller's permit in February 2018 and began selling spirits and craft cocktails on April 6, 2018.In April, the company generated $231,538 in sales, a 52% increase from March.



Note: monthly financials have not been audited or subject to financial review.

Between June 2017 and April 2018, expenses totaled $1,809,643. Over that period, monthly expenses ranged from $129,246 to $213,271. These expenses include all cost of goods sold, management salaries, employee labor, health insurance, payroll taxes, alcohol taxes, restaurant expenses, utilities and facility expenses, general and administrative, overhead, and all remaining operating expenses of the business. Expenses increase in the busier months due to variable costs such as cost of goods sold, labor, taxes, and utility expenses. Payroll was the largest expense, averaging approximately $56,301 per month or 34% of total expenses, followed by restaurant and facility expenses, which averaged approximately $35,258 per month or 21% of total expenses. Uncle Billy's ramped up labor and supply costs in March 2018 in anticipation of rolling out its distilled spirits and craft cocktail program in April 2018.



Note: monthly financials have not been audited or subject to financial review.

During the new company's first eleven months of business between June 2017 and April 2018, Uncle Billy's Taproom, LLC generated a net loss of $321,759. The company anticipated it would generate a net loss during the first few quarters as November to February typically represent the slowest time of the year which had a notable impact on net income. In addition, the company did not benefit from any liquor sales during this start-up period due to the change in licensing, which occurred when Uncle Billy's Taproom, LLC purchased the assets of the business in June 2017. During the month of April 2018 (Uncle Billy's first month of selling liquor) it sold $19,424 in distilled spirits and craft cocktails and produced a positive operating cash flow of $8,244.



Note: monthly financials have not been audited or subject to financial review.

INDUSTRY AND MARKET ANALYSIS

According to Grand View Research, the global craft beer market is projected to reach $502.9 billion by 2025.[iii] In 2017, craft beer sales in the U.S. increased by 8% year over year to reach $111.4 billion. Craft beer accounted for roughly 23.3% of revenue and 12.7% of the beer sales volume.[iv] A majority of growth came from microbreweries and brewpubs, with microbreweries accounting for nearly 60% of the craft beer industry's total growth in volume.[v] In 2016, brewpubs saw 14.8% year-over-year growth to reach 1.35 million barrels sold while microbreweries saw a 27% year-over-year growth to reach 5 million barrels sold. The average price per case also increased by 2.9% from $36.18 in 2015 to $37.20 in 2016.[vi] The number of craft breweries has more than tripled between 2006 and 2016, from 1,409 breweries to 5,234.[vii]



Within Texas, the craft brewery market is among the U.S. leaders. According to the Brewer's Association, Texas produces around 1.17 million barrels of craft beer per year, ranking the state seventh among U.S. states in 2016.[viii] The number of craft breweries in Texas has surpassed 200, and they collectively contribute around $4.5 billion towards the Texas economy.[ix] In 2016, Central Texas breweries produced more than 185,000 barrels, accounting for almost 16% of state production levels.[x] As of 2015, Texans bought 9.5% of all beer sold in the U.S. – nearly almost 20 million barrels – making it the second-largest U.S. market after California.[xi]

Distilled spirits gained market share relative to beer for the eighth consecutive year in 2017. In 2017, suppliers reported that distilled spirits sales rose by 4% year over year, with total sales worth $26.2 billion. Total volume rose 2.6% to 226 million cases, up 5.8 million cases from the prior year. Furthermore, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products – bottles that retail for at least $20.[xii]



Local distilleries have contributed to the overall growth in the distilled spirits market. In 2016, the craft spirits industry generated roughly $3 billion in retail sales, up 25% year over year. Overall volume reached nearly 6 million cases in 2016, up 18.5% from 2015. There were 1,589 active craft distillers in the U.S. as of August 2017, up 20.8% over the prior 12 months.[xiii] The largest concentrations of distilleries were primarily in the West (mostly in California, Washington, and Colorado) and in the South (mostly in Texas). Investments in craft distillery expansion have also increased notably. As of August 2017, total year-to-date investments reached $593 million for craft distillery expansions, up 49% from the $398 million invested for all of 2016.[xiv]



Treaty Oak Distilling: Founded in 2006, Treaty Oak Distilling is a craft brewery and distillery in Dripping Springs, Texas. Its 28-acre ranch contains a distillery as well as a tasting room, gift shop, and the Ghost Hill Restaurant, which includes a full bar and kitchen. Currently, the company has five different spirits, which have won various awards, and three beers along with an experimental collection of hand-selected barrels of whiskey available for purchase.[xv]

Ranger Creek Brewing and Distilling: Founded in 2010 in San Antonio, Texas, Ranger Creek makes various beers and whiskeys. It also has a tasting room and a gift shop in addition to being open for private events and tours. Currently, the company has four different beers and five different year-round whiskeys along with a selection of special releases. [xvi] These are available in retailers and bars across Texas. [xvii]

Black Star Co-Op: Founded in 2006, Black Star Co-Op is a cooperatively owned brewpub in Austin, Texas. In September 2010, Black Star raised around $500,000 from its Member-Owners. Currently there are over 3,000 Member-Owners.[xviii] Its beer selection includes a portfolio of over 55 recipes that are brewed seasonally.[xix] Being a brewpub, Black Star also serves food to accompany its beer throughout most of the day.

Lazarus Brewing Company: Started in 2010 with its All Souls Ale, the Lazarus Brewing Company is a brewery in Austin, Texas. In addition to beer, it also serves wine and has an espresso bar and a kitchen with a focus on Tex-Mex fare. While it does not distribute beers, its location has more than 16 taps on site.[xx]

North by Northwest Restaurant and Brewery: North by Northwest is a restaurant and brewery with two locations in Austin, Texas. North by Northwest offers a large menu of craft beer, cocktails, wine, food, and desserts. In addition to the alcohol and food served, North by Northwest also offers a beer school where customers can take classes on the brewing process.[xxi]

EXECUTIVE TEAM



Bob Leggett, Managing Partner: Bob Leggett, a lifelong Austinite, has been active in the beer industry for more than 40 years. His accomplishments include investing in "Shiner of Austin," one of the first Shiner Bock distributors in 1977, and being one of the first to distribute Modelo, Dos Equis, and Corona in the U.S.

Over the years, Bob established other distributorships across Texas and the United States. He was one of the first to import Belgium beers such as Duvel and Chimay into the U.S. Bob pursued the early pioneers of the American craft beer industry and was one of the first to distribute Sierra Nevada outside of California in 1982. In 2001, he founded Artisanal Imports, which has become one of the largest importers of Belgium beers in the U.S.

In June 2017, Bob became the managing partner and owner of Uncle Billy's. As a successful entrepreneur and a beer industry veteran, Bob is uniquely qualified to lead continued growth and the transition of Uncle Billy's from a brewpub to a production brewery. Uncle Billy's beers are now brewed at the new state-of-the-art facility at Celis Brewery for expanded distribution throughout the region and eventually across the U.S. He is committed to continue to produce Uncle Billy's year-round beers, specialty brews, and seasonals at the original Barton Springs Road location. Bob holds a Bachelor of Arts degree in Business from St. Edward's University.



James Jackson Leach, VP Marketing and Business Development: James is a serial entrepreneur responsible for several startups in the tech industry, film industry, and restaurant sector. He founded CopyRightNow, a patented mobile algorithm allowing content creators to file their work to the Library of Congress via mobile applications. James also Executive Produced "Dirty Weekend" starring Matthew Broderick and Alice Eve. The film premiered at The Tribeca Film Festival and was purchased and distributed by Entertainment One.

In addition to his work as a film producer, James is co-founder of Lucky's Pizzeria, an Austin favorite for Italian cuisine operating at two locations. He is also the co-founder of Mort Subite, a Belgian beer bar located in downtown Austin, and the Longhorn Meat Market, a family-owned butcher shop that has been in operation since 1970.



Matt McGinnis, Chief Marketing Strategist: With more than 25 years of global marketing experience in both corporate and agency roles, Matt has a deep understanding of how persuasive narratives can have a positive business impact by inspiring people to take action. He leads a team of seasoned PR, advertising, graphic design, and web design professionals that provide a combination of integrated marketing services. He brings deep insight and credible industry knowledge to food and beverage clients as a Certified Sommelier, award-winning food and beverage freelance writer for several publications, frequent speaker, and as a judge of beverage and culinary competitions. Previously, Matt achieved marketing results for world-leading consumer and technology brands in the U.S. and Europe as an Executive Vice President and Managing Director for Cohn & Wolfe and a Marketing Director for Dell. He holds a Bachelor of Arts degree from Wittenberg University.



Cory Miers, Director of Operations: Cory has over 25 years of experience in upper restaurant management roles including Executive Chef, Opening Unit Director, Area Director, Consultant for multi-unit brand restaurants, and Broker for 15 major food manufacturing companies. Cory has been overseeing operations of Uncle Billy's Brewery & Smokehouse since August 2011.



Chris Prosperi, General Manager: Chris has been living and working in Austin, Texas, since 2002 and has made a career in the service industry, having fulfilled the roles of server, bartender, and finally finding his place in management. Previously, Chris had been the General Manager of another local bar in Austin as well as for a corporate catering company and a recruiting company. A 20-year veteran of the food and beverage industry, Chris is a team player, a hard worker, and exceptionally driven.



Stephen Wagner, Head Brewer: Stephen has served as the head brewer at Uncle Billy's Brewery since November 2017. He transitioned into that role after previously fulfilling the General Manager position. In that role, he gained a deep understanding of the operations and customers' preferences for various beer styles and trends. Stephen has been a serious home brewer since 2005. Over the years, he has competed in two home brew competitions and toured dozens of breweries across the U.S. to further pursue his interest in brewing. Stephen further honed his brewing expertise working in various management positions at beer-centric locations such as Copper Creek Brewing Company (Athens, Georgia), Stubbies & Steins (Gainesville, Florida), and Flying Saucer (Houston and Sugar Land, Texas). He became a Certified Cicerone in 2013. Stephen enjoys brewing classic beer styles and exploring his creativity with special beers that currently occupy several taps in the brewpub.



Mark Shilling, Director of Distilled Spirits: Mark is the managing principal of Shilling/Crafted, specializing in distillery startup operations, product development, and project management. After spending 20 years as a government and regulatory affairs professional (a.k.a. lobbyist), Mark founded Revolution Spirits Distilling Company in 2013, quickly establishing the distillery as a favorite stop along the Central Texas beer, wine, and spirits trail.

As a tireless advocate for the industry, Mark helped establish the Texas Distilled Spirits Association in 2012, has been a frequent speaker at the American Distilling Institute, and served as president of The Wine and Food Foundation of Texas from 2013 to 2015. Mark currently serves as president of the American Craft Spirits Association, a not-for-profit organization for craft distillers run by craft distillers.



Kyle Smith, Controller: Kyle has over 10 years of finance and accounting experience in the bar, brewery, and restaurant industries. He has a degree in Finance from the McCombs Business School at the University of Texas and has worked with the Uncle Billy's team for over six years. As Controller, he is responsible for all areas of accounting and has helped develop the financial reporting tools and ERP inventory management systems for Uncle Billy's.



Tennessee Scanio, Director of HR and Project Management: Tennessee has over 10 years of business management experience in the restaurant industry. Her experience includes project management, human resource management, licensing and administration, commercial property management, and office management as well as over seven years in commercial real estate working in the multi-housing and industrial sector. Tennessee has been with the Uncle Billy's team for nine years, has a Business Administration Degree in Business Management, and is a U.S. Navy Veteran.

INVESTMENT TERMS

Security Type: Promissory Notes (Revenue Sharing Interests)
Round Size: **Min**: $50,000; **Max**: $1,070,000
Interest Rate: Revenue sharing agreement which provides the investors 10% of the Company's gross revenue, up to the repayment amount of 1.5x of their investment
Length of Term: Until the repayment amount of 1.5x investment is repaid
Conversion Provisions: None

PRESS

Eater Austin: Uncle Billy's Brewery Buys Up Texas Hill Country Brewery
Austin 360: With new brewer at helm, Uncle Billy's is about to become Austin's latest 'brewstillery'
Austin American Statesman: Uncle Billy's, under new ownership, will expand by contract brewing at Celis
Culturemap Austin: 3 beloved Austin breweries celebrate big birthdays – and reveal what's brewing next
Brewbound: Uncle Billy's Acquires Pedernales' Beer Brands
Dallas Morning News: Robert Earl Keen's beers are back on Texas shelves after producer buyout
Beer Alien: Uncle Billy's Brewery Expands To Include New North Location At Celis Brewery

---

i https://www.greatamericanbeerfestival.com/2012-winners/
ii https://www.worldbeercup.org/winners/award-winners/
iii https://www.grandviewresearch.com/press-release/global-craft-beer-market
iv https://www.brewersassociation.org/statistics/national-beer-sales-production-data/
v https://www.brewersassociation.org/insights/analyzing-2017-craft-brewery-growth/
vi https://www.brewersassociation.org/wp-content/uploads/2017/04/CBC17_State-of-the-Industry.pdf
vii https://www.forbes.com/sites/bisnow/2017/06/21/crafty-landlords-what-owners-need-to-know-before-leasing-to-beer-brewers/#79b8bab47dc7
viii https://www.brewersassociation.org/statistics/by-state/?state=TX
ix https://www.cnbc.com/2017/11/24/austin-is-a-craft-beer-powerhouse-heres-whats-on-tap-for-brew-lovers.html
x https://f.tlcollect.com/fr2/417/46149/Austin_Craft_Beer_Marketflash.pdf
xi http://allaboutbeer.com/article/eyes-on-texas/
xii http://www.discus.org/distilled-spirits-council-reports-record-spirits-sales/?CategoryId=2
xiii http://www.americancraftspirits.org/2017/10/24/craft-spirits-producers-sold-nearly-6-million-cases-last-year-alone/
xivhttp://www.americancraftspirits.org/wp-content/uploads/2017/10/2017-Craft-Spirits-Data-Project.pdf
xv https://www.treatyoakdistilling.com/beers-spirits
xvi https://drinkrangercreek.com/whiskey/
xvii https://drinkrangercreek.com/san-antonio-brewery/
xviii https://blackstar.coop/cooperate/
xix https://blackstar.coop/drink/
xx http://www.lazarusbrewing.com/faq/
xxi http://www.nxnwbrew.com/index.htm

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Uncle Billy's Taproom LLC
1305 W. Oltorf St., #300
Austin, TX 78704

Ladies and Gentlemen:

The undersigned understands that Uncle Billy's Taproom, LLC., a Limited Liability Company organized under the laws of Texas (the "Company"), is offering up to $1,070,000 in Promissory Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated April 23, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on July 25, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1305 W. Oltorf St., #300 Austin, TX 78704 Attention: Robert A. Leggett
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Uncle Billy's Taproom LLC
By_____ Name: Title:

EXHIBIT D
Form of Revenue Loan Agreement
(Promissory Note)

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan: Payment Start Date:
Amount of Loan: City and State of Lender:

For value received Uncle Billy's Taproom, LLC, a Texas Limited Liability Company (the ***"Borrower"*** or the ***"Company"***), hereby promises to pay to the order of ___________ (***"Lender"***), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions

a) ***"Gross Revenues"*** means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

b) ***"Lenders"*** means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

c) ***"Measurement Period"*** means the period of time with respect to which a payment is made.

d) ***"Note"*** means this Note. ***"Notes"*** means all of the Notes issued in the crowdfunding offering of which this Note is part.

e) ***"Payment Start Date"*** means one full quarter after the "date of opening"

f) ***"Date of Opening"*** means July 25, 2018

g) ***"Pro-Rata Share"*** or a Lender's "ratable interest" or the like shall be deemed refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

h) ***"Repayment Amount"*** means amount that is 1.5x the amount of the Loan.

i) ***"Revenue Percentage"*** means 10%. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

2. **Basic Terms**

a) **Group of Revenue Loans.** This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

b) **When Paid in Full.** The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

c) **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. **Payments**

a) **Quarterly Payments.** Beginning on the Payment Start Date, Borrower shall make quarterly payments to Lender until the Repayment Amount is paid in full.

b) **Amount of Each Payment.** The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

c) **Timing of Payment.** The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

d) **Order of Application of Payments.** All payments under this Agreement shall be applied first to interest and then to principal.

e) **Place of Payment.** All amounts payable hereunder shall be payable at the office of Democracy VC LLC, c/o Lender, _____, unless another place of payment shall be specified in writing by Lender.

f) **Pro Rata Payments.** All payments will be made pro rata among all of the Lenders.

4. **Prepayment.** The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment.** The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Democracy VC LLC to be shared ratably with the other investors.

7. Company Representations

        a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

        b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) it's current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

        c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company, (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

        d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

8. Investor Representations

        a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

        b)   If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 50 I of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, ,including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment

without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

     9.   **Default**. Each of the following events shall be an *"Event of Default"* hereunder:

     a)   Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

     b)   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

     c)   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

     10.   **Parity with Other Notices.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

     11.   **Waiver.** Borrower waives presentment and demands for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

     12.   **Amendments.** Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower-the holders of a majority in principal of the Loan Amounts raised in this offering.

     13.   **Notice.** Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

     14.   **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

15. **Successors and Assigns.** Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole without the consent of the Investor, in connection with a reincorporation to change the Company's domicile. Subject to foregoing, this instrument will be binding on the parties' successors and assigns.

16. **No Stockholder Rights.** The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

17. **Tax Withholding.** Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

18. **Not Effective Until Acceptable by Borrower.** This Agreement is not effective until the Borrower has accepted the Lender's subscription.

Signature Page to Follow

BORROWER:

Uncle Billy's Taproom, LLC

By: _____
Name:
Title:

LENDER:

[LENDER NAME]

By: _____
Name:
Title:

EXHIBIT E
Video Transcript

I GUESS BREWING IS OUR OWN WAY OF SHARING WITH OUR
COMMUNITY. BEHIND EVERYTHING WE DO,WE TRY TO MAKE YOUR
MOMENT SPECIAL.

MY NAME IS BOB LEGGETT AND THIS IS UNCLE BILLY'S.

LOCATED IN AUSTIN, ON BARTON SPRINGS RD, WHERE WILLIAM
BARTON — OUR OLD UNCLE BILLY — SETTLED AND LIVED IN THE
1830S.

HERE, WE STARTED BREWING BACK IN 2006. AND IN 2013 WE WERE
ONE OF THE FIRST BREWPUBS IN TEXAS TO START DISTRIBUTING.

WE'VE ALWAYS SOURCED SPECIALTY INGREDIENTS LOCALLY — DOING
WHAT WE CALL "FARM TO KEG".

AND WE'RE VERY PROUD OF OUR TRADIIONAL BEERS — LAZY DAY LAGER,
GROON ROOM IPA, AND BARTON SPRINGS PALE ALE.

BEER HAS ALWAYS BEEN A PART OF OUR HISTORY. BUT TODAY, I'M
HERE TO TELL YOU ABOUT OUR FUTURE.

YOU CAN NOW JOIN US ON BARTON SPRINGS ROAD NOT ONLY FOR GREAT
BBQ AND BEER — BUT ALSO UNCLE BILLY'S SPIRITS.

WE'RE OFFICIALLY BECOMING ONE OF THE FIRST BREWSTILLERIES IN
AUSTIN.

THAT'S RIGHT, BREWERY AND DISTILLERY.

WE'RE LAUNCHING WITH:

THE BARTON SPRINGS VODKA, A TRUE TEXAS DISTILLED VODKA
FINISHED WITH WATER FROM THE EDWARDS AQUIFER.

AND, UNCLE BILLY'S BOURBON, A SMOOTH TEXAS BLENDED WHISKEY.

BUT THAT'S NOT ALL… IN THE NEAR FUTURE OUR BBQ FANS WILL BE ABLE TO ENJOY UNCLE BILLY'S BBQ SAUCES, BBQ RUBS, AND BEEF JERKEY OUTSIDE OF THESE FOUR WALLS.

NOW, THIS IS A BIG STEP FOR US. AND WE'D LIKE YOU, OUR COMMUNITY, TO BE INVOLVED.

BY INVESTING WITH US, YOU CAN HELP ALL OF THESE NEW PRODUCTS COME TO LIFE. NOT JUST HERE, BUT ALL ACROSS AUSTIN – AND BEYOND!

AND IF YOU HAVE ANY QUESTIONS, COME ON OVER! WE'LL BE HERE – BREWING, DISTILLING, AND MAKING BBQ, JUST LIKE WE ALWAYS ARE – ON BARTON SPRINGS ROAD.